Exhibit 23.2
Consent of Independent Auditors

The Board of Directors
VodafoneZiggo Group Holding B.V.

We consent to the incorporation by reference in the registration statement (No. 333-189220, 333-189222, 333-189223, 333-189224, 333-194578, 333-194581, 333-205542, 333-205543 and 333-254168) on Form S-8 of Liberty Global Plc of our report dated March 27, 2019, with respect to the consolidated statements of operations, owners’ equity, and cash flows of VodafoneZiggo Group Holding B.V. (a B.V. registered in The Netherlands) and its subsidiaries for the year ended December 31, 2018 and the related notes to the consolidated financial statements (collectively the ‘consolidated financial statements’), which report appears in the Form 10‑K/A of Liberty Global plc dated March 30, 2021.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

March 30, 2021